UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-14793

THE FIRSTBANK 401(K) RETIREMENT PLAN FOR RESIDENTS OF THE U.S. VIRGIN ISLANDS AND

THE UNITED STATES OF AMERICA

(Full title of the Plan and address of the Plan, if different from that of the issuer named below)

FIRST BANCORP.

1519 Ponce de León Avenue, Stop 23

Santurce, Puerto Rico 00908-0146

(Name of issuer of the securities held pursuant to the plan and the address of principal executive office)

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Financial Statements and Supplemental Schedules

December 31, 2012 and 2011

Index

[1]	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America:

We have audited the accompanying statements of assets available for benefits of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the Plan) as of December 31, 2012 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 2012 and the changes in assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at Year End) as of December 31, 2012, and Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

San Juan, Puerto Rico

July 1, 2013

Stamp No. E74844 of the Puerto Rico Society of Certified

Public Accountants has been affixed to the

record copy of this report.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

FirstBank 401(K) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of FirstBank 401(K) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) at December 31, 2011, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 28, 2012

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statements of Assets Available for Benefits

December 31, 2012 and 2011

	As of December 31,
	2012	2011
Assets
Investments
Investments, at fair value	$8,484,237	$7,603,578

Total investments	8,484,237	7,603,578

Receivables
Employer contributions	1,574	1,320
Participants contributions	12,355	9,388
Notes receivable from participants	638,270	615,046

Total receivables	652,199	625,754

Cash and cash equivalents	28,679	24,949

Total assets	9,165,115	8,254,281

Assets available for benefits	$9,165,115	$8,254,281

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Statement of Changes in Assets Available for Benefits

Year Ended December 31, 2012

Year ended December 31, 2012
Additions to assets attributed to:

Investment gain
Net appreciation in fair value of investments	$427,442
Dividends and interest income	227,171

Total investment income	654,613

Interest income on notes receivable from participants	31,642

Contributions
Employer	99,256
Participants	679,485
Rollovers from other qualified plans	12,435

Total contributions	791,176

Total additions	1,477,431

Deductions from assets attributed to:

Benefits and withdrawls paid to participants, including rollover distributions	564,451
Administrative expenses	2,146

Total deductions	566,597

Increase in assets available for benefits	910,834

Assets available for benefits

Beginning of year	8,254,281

End of year	$9,165,115

The accompanying notes are an integral part of these financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

1.	Description of the Plan

Reporting Entity

The accompanying financial statements include the assets of The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin Islands and the United States of America (the “Plan”) sponsored by FirstBank Puerto Rico (the “Bank”) for its U.S. Virgin Islands and United States of America employees. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which became effective on May 15, 1977. Effective September 1, 1991, the Plan was further amended to become a savings plan under the provisions of the U.S. Internal Revenue Code. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Plan Amendments

There were no plan amendments during plan year 2012.

Eligibility

All full-time employees are eligible to participate in the Plan after completion of three months of service for purposes of making elective deferral contributions and one year of service for purposes of sharing in the Company’s matching, qualified matching and qualified non-elective contributions. Furthermore, regular part time employees are also eligible if the criteria of 1,000 hours of service is met.

Employees hired on or after September 1, 2007 will be automatically enrolled in the Plan after completion of three months of services unless the employee makes an election to waive participation in the Plan by completing an Election Form at least 30 days before the enrollment date. If the employee does not complete the Election Form within the mentioned period, the employee will be automatically enrolled in the Plan with an initial pre-tax contribution equivalent to 2% of his/her period eligible compensation and the contribution will be invested in a predetermined fund until subsequent election is made by the participant.

Contributions

Participants are permitted to contribute up to an amount not to exceed the maximum deferral amount specified by the Internal Revenue Service of $17,000 for the tax year ended December 31, 2012. Also, the participant may make voluntary contributions to the Plan on an after-tax basis up to 8% of their annual compensation. The Bank is required to make a matching contribution of twenty-five cents for every dollar on the first 4% of the participant’s compensation that a participant eligible contributes to the Plan on a pre-tax basis.

In addition, the Bank may voluntarily make additional discretionary contributions to the Plan at the end of the year to be distributed among the participants’ accounts as established in the Plan. Investment of participants’ and employer’s contributions are directed by participants into various investment options, which include several mutual funds and the common stock of First BanCorp, the Bank’s parent company. The Plan allows for rollover contributions from other qualified plans.

Participants over age 50 are permitted to make an additional $5,500 pre-tax contribution after contributing the Plan limit of $17,000 of their pre-tax annual compensation.

Effective January 1, 2013, pre-tax annual contributions limit increased to $17,500.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Bank’s contributions and (b) Plan earnings. Allocations are based on (a) the participant’s contribution in the case

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

of matching contributions, (b) a discretionary percentage of the participant’s contribution in the case of discretionary contributions, and (c) account balances in each investment option in the case of plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s contribution portion of their account is based on years of continuous service. A participant is 100% vested after five years of credited service.

Vesting schedule for the Bank’s matching and additional contribution is as follows:

Years of Service	Vested Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5 or more	100%

Notes receivable from participants

Under the terms of the Plan, participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment funds from (to) the Participants Loan account. Loans are secured by the balance in the participants’ accounts and bear interest at the rate determined by the Plan administrator at the time the loan is granted. At December 31, 2012 and 2011 the interest rates of these loans range from 5.25% to 10.25%, (weighted average 5.66% as of December 31, 2012, 5.88% as of December 31, 2011) and are due at various maturity dates through January 5, 2018. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits

Plan participants are permitted to make withdrawals from the Plan, subject to provisions in the Plan agreement. If a participant suffers financial hardship, as defined in the Plan agreement, the participant may request a withdrawal from his or her contributions. In the case of participant termination because of death, the entire vested amount is paid to the person or persons legally entitled thereto.

All distributions from the Plan will be made in a single lump-sum payment. If the value of the vested account is more than $5,000, the participant may elect to defer any benefit payable under the Plan until a specified future date.

Plan Expenses and Administration

Bank and participant contributions were held by Charles Schwab as custodian and managed by Milliman USA, Inc. as plan recordkeeper, both of which were appointed by the Board of Directors of the Bank. The custodian invests cash received in accordance with participant’s directions, interest and dividend income and makes distributions to participants.

Administrative expenses for the custodian’s and recordkeeper’s fees are paid by the Bank unless there are forfeitures available to offset such expenses. For the year ended December 31, 2012 the Bank paid $33,337 in administrative fees and other services rendered by the plan recordkeeper on behalf of the Plan.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

Forfeitures

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Bank contributions or used to cover administrative expenses of the Plan.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) updated the Codification to develop common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards (IFRSs). The amendments in this Update apply to all reporting entities that are required or permitted to measure or disclose the fair value of an asset, a liability, or an instrument classified in a reporting entity’s shareholders’ equity in the financial statements and result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRSs. The amendments in this Update are to be applied prospectively and are effective during interim and annual periods beginning after December 15, 2011. Early application is not permitted. The Plan adopted this guidance with no impact on the financial statements.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting policies generally accepted in the United States of America. A description of the significant accounting policies of the plan follows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and changes therein at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions

Employee contributions are recorded in the period in which the Bank makes payroll deductions from the participants’ compensation. Matching employer’s contributions are recorded in the same period. Discretionary contributions are recorded in the period they are earned by the participant, as determined by the Bank’s Board of Directors.

Transfer of Assets to Other Plans

Terminated employees or retirees may elect to transfer their savings to other plans qualified by the U.S. Internal Revenue Code.

Investments Valuation and Income Recognition

The Plan’s investments in mutual funds and common stock of First BanCorp are stated at fair value. See Note 4 for further information regarding valuation of the Plan’s investments. The Plan presents in the statement of changes in assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Notes receivable from participants

Under the terms of the Plan, the participants are allowed to borrow from their accounts up to 50% of their vested account balance or $50,000, whichever is less. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan account at the time the employee signs for the

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

loan. The outstanding loan amount is reduced with payroll retentions made by the employer. Loans bear interest at the rate determined by the Plan administrator at the time the loan is granted. Any terminated employee is required to liquidate his loan before his resignation.

Payment of Benefits

Benefits are recorded when paid.

3.	Plan Investments

The following presents the Plan’s investments:

	2012			2011
	Value		# of shares	Value		# of shares
First BanCorp. Common stock	$115,618		25,244	$80,976		23,194
Ameristock Fund	303,970		7,989	372,283		10,585
Calamos Growth & Income	377,635		11,894	336,798		10,953
Dodge & Cox Balanced Fund	—		—	747,441	*	11,081
Fidelity Spartan Extended Mkt Index	751,646	*	18,834	525,679	*	14,825
MainStay Large Cap Growth	51,239		6,620	51		7
Harbor Bond Institutional Class Fund	1,258,726	*	100,859	1,123,667	*	92,179
Harbor Bond Institutional International Class Fund	614,125	*	9,886	524,440	*	9,999
Royce Pennsylvania Mutual Fund	395,937		34,429	264,403		24,573
Schwab Value Advantage Money Fund	2,885,035	*	2,885,035	3,049,810	*	3,049,810
Vanguard S&P 500 Index	742,669	*	6,844	578,030	*	6,043
Vanguard Wellington Income Fund	987,637	*	29,185	—		—

	$8,484,237			$7,603,578

*	Investment exceeds five percent of assets available for benefits.

During 2012, the Plan’s investments including gains and losses on investments bought and sold, as well as held during the year appreciated in value by $427,442 as follows:

2012
Mutual funds	$401,919
Common stock - First BanCorp.	25,523

$427,442

Effective March 5, 2012, the Plan added one new investment fund and deleted one existing investment fund from its overall investment portfolio as follows:

New Investment Funds

Vanguard Wellington Income Fund

Investment Funds No Longer Available

Dodge & Cox Balanced Fund

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

4.	Fair Value Measurements

The FASB authoritative guidance for fair value measurements defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy for classifying financial instruments. The hierarchy is based on whether the inputs to the valuation techniques used to measure fair value are observable or unobservable. Three levels of inputs may be used to measure fair value:

Level 1	Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

As of December 31 2012 and 2011, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

	As of December 31, 2012
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$1,475,513	$—	$—	$1,475,513
Mid Cap	751,646	—	—	751,646
Small Cap	395,937	—	—	395,937
International	614,125	—	—	614,125
Fixed Income	4,143,761	—	—	4,143,761
Balanced	987,637	—	—	987,637
Investment in First BanCorp.	115,618	—	—	115,618
Investcash Money Market	4,512	—	—	4,512

	$8,488,749	$—	$—	$8,488,749

	As of December 31, 2011
	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Assets at Fair Value
Investments in mutual funds:
Large Cap	$1,287,162	$—	$—	$1,287,162
Mid Cap	525,679	—	—	525,679
Small Cap	264,403	—	—	264,403
International	524,440	—	—	524,440
Fixed Income	4,173,477	—	—	4,173,477
Balanced	747,441	—	—	747,441
Investment in First BanCorp.	80,976	—	—	80,976
Investcash Money Market	3,051	—	—	3,051

	$7,606,629	$—	$—	$7,606,629

Following is a description of the Plan’s valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Equity securities: Investment in First BanCorp. consists of common stock of First BanCorp. and is valued at its quoted market price obtained from an active exchange market. These securities are classified as Level 1.

Mutual Funds: Investments in mutual funds consists of open-end mutual funds and the value is based on the published mutual fund Net Asset Value at the reporting date. These investments are classified as Level 1.

There were no transfers in and/or out of Level 3 for financial instruments measured at fair value on a recurring basis during the years ended December 31, 2012 and 2011. There were no transfers in and/or out of Level 1 and Level 2 during the years ended December 31, 2012 and 2011.

5.	Party In-Interest Transactions

Certain Plan investments are shares of a mutual fund with market value of $2,885,035 (2011 - $3,049,810) and cash equivalents of $4,512 (2011 - $3,051) managed by The Charles Schwab Trust Company, which is also a provider of custodial services as defined by the Plan since April 1, 2005. In

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

addition, at December 31, 2012 and 2011, the Plan held 25,244 and 23,194 shares, with a quoted market value of $115,618 and $80,976, respectively, of First BanCorp common stock, the Parent Company of the Plan Sponsor. For the year ended December 31, 2012, the net appreciation in the fair value of the investment in First BanCorp common stock amounted to $25,523, no dividends were received. Plan assets include notes receivable from participants of $638,270 and $615,046 as of December 31, 2012 and 2011, respectively. For the year ended December 31, 2012 interest income related to notes receivable from participants amounted to $31,642. These transactions qualify as party in-interest transactions permitted under provisions of ERISA.

6.	Tax Status

The Internal Revenue Service has determined and informed the Bank under letter dated June 23, 2010 that the Plan is designed in accordance with the applicable sections of the U.S. Internal Revenue Code (IRC) and, therefore, exempt from income taxes. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by federal, state and/ or local taxing authorities. The plan administrator has analyzed the tax positions by the plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

During 2012, the plan administrator discovered an operational compliance issue with the Plan and is in the process of determining whether an additional contribution by the Plan Sponsor is required to resolve this operational compliance issue. However, such amount is not currently determinable and, therefore, no associated additional sponsor contribution receivable has been recorded as a receivable of the Plan in the accompanying statement of assets available for benefits at December 31, 2012.

7.	Plan Termination

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts and such termination shall not reduce the interest of any participating employee or their beneficiaries accrued under the Plan up to the date of such termination.

8.	Forfeited Amount

Forfeited nonvested accounts amounted to $31 at December 31, 2012 ($1,572 at December 31, 2011). These accounts are transferred by the Plan administrator to an unallocated account to be used to cover administrative expenses of the plan or reduce the Bank’s future contributions. No forfeitures were used to reduce the Bank’s contribution in 2011, while $1,606 was used to cover administrative expenses during 2012.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Notes to the Financial Statements

December 31, 2012 and 2011

9.	Risks and Uncertainties

The Plan’s investments are exposed to various risks, such as interest rate, market and credit risks. Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in default and credit rating downgrades. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in these factors in the near term would materially affect participant’s account balances and the amounts reported in the statement of assets available for benefits and the statement of changes in assets available for benefits.

The Plan is subject to legal proceedings and claims which might arise in the ordinary course of its activities. At this time, there are no legal proceedings against the Plan that might impact the financial statements.

10.	Additional Contributions

No additional contributions were made for the year ended December 31, 2012 or 2011. As a result of the Plan’s non-compliance with its non-discrimination test for the year ended December 31, 2011, the Bank agreed to contribute $190 to non-highly compensated participants to satisfy contribution requirements, no additional contributions for the year ended December 31, 2012 were required.

11.	Reconciliation of Financial Statements to Form 5500

For purposes of Form 5500, interest-bearing cash equivalents are classified as plan investments. The amount of interest-bearing cash equivalents classified as investment on the Form 5500 was $4,512 and $3,051 as of December 31, 2012 and 2011, respectively. In addition, non-interest bearing cash held by the Plan as of December 31, 2012 and 2011 amounted to $24,167 and $21,898, respectively.

12.	Prohibited Transactions – Participants’ Contributions Remittances

In accordance with the U.S. Department of Labor’s Rules and Regulations 2510.3-102, an employer is required to segregate participants’ contributions from its general assets as soon as practical when amounts are contributed by participants or withheld from their wages. During the year ended December 31, 2012, there were unintentional delays in the remittance of some participants’ contributions withheld. The Plan Sponsor will absorb any costs incurred by the Plan as a result of the untimely remittances of the participants’ contributions.

13.	Subsequent Events

The Plan has evaluated subsequent events through the date the financial statements were issued. The Plan has determined that there are no events occurring in this period that required disclosure in or adjustment to the accompanying financial statements.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2012

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of Investment including maturity date, rate of interest, par value			(d) Cost	(e) Current value
	Money Market and Interest Bearing Cash
*	Investcash Money Market Account	Money Market			**	$4,512

	Total Money Market and Interest Bearing Cash					4,512

	Common Stocks
*	First BanCorp. Common Stock	Common Stock	25,244	shares	**	115,618

	Total Common Stocks					115,618

	Mutual Funds
	Ameristock Fund	Mutual Fund	7,989	shares	**	303,970
	Calamos Growth & Income	Mutual Fund	11,894	shares	**	377,635
	Fidelity Spartan Extended Mkt Index	Mutual Fund	18,834	shares	**	751,646
	MainStay Large Cap Growth	Mutual Fund	6,620	shares	**	51,239
	Harbor Bond Institutional Class Fund	Mutual Fund	100,859	shares	**	1,258,726
	Harbor Bond Institutional International Class Fund	Mutual Fund	9,886	shares	**	614,125
	Royce Pennsylvania Mutual Fund	Mutual Fund	34,429	shares	**	395,937
*	Schwab Value Advantage Money Fund	Mutual Fund	2,885,035	shares	**	2,885,035
	Vanguard S&P 500 Index	Mutual Fund	6,844	shares	**	742,669
	Vanguard Wellington Income Fund	Mutual Fund	29,185	shares	**	987,637

	Total mutual funds					8,368,619

	Other Investments
*	Notes receivable from participants	Interest rates ranging from 5.25% to 10.25%, maturity dates of January 25, 2013 to January 5, 2018			**	638,270

	Total Other Investments					638,270

	Total					$9,127,019

*	Party in-interest

**     Historical cost is not required for participant directed investment.

See accompanying report of Independent Registered Public Accounting Firm.

The FirstBank 401(k) Retirement Plan for Residents of the U.S. Virgin

Islands and the United States of America

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

Year	Participant contributions transferred late to the plan	Contributions not corrected	Contributions corrected outside VFCP	Contributions pending corrections in VFCP	Total fully corrected under VFCP and PTE 2001-51	Lost earnings
2012	$165,363	$165,363	$—	$—	$—	$52

See accompanying report of Independent Registered Public Accounting Firm.

Signatures

The Plan. Pursuant to the requirement of the Securities Exchange Act of 1934, the Board of Trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST BANCORP.
(Name of Plan)

Date: 7/1/2013	By:	/s/ Pedro A. Romero
Authorized Representative